UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 8)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

(Name of the Issuer)

China Biologic Products Holdings, Inc.

CBPO Holdings Limited

CBPO Group Limited

Beachhead Holdings Limited

Double Double Holdings Limited

Point Forward Holdings Limited

Centurium Capital Partners 2018, L.P.

Centurium Capital 2018 Co-invest, L.P.

CCM CB I, L.P.

2019B Cayman Limited

CITIC Capital China Partners IV, L.P.

CC China (2019B) L.P.

Parfield International Ltd.

Amplewood Resources Ltd.

Marc Chan

HH SUM-XXII Holdings Limited

HH China Bio Holdings LLC

Biomedical Treasure Limited

Biomedical Future Limited

Biomedical Development Limited

TB MGMT Holding Company Limited

TB Executives Unity Holding Limited

TB Innovation Holding Limited

Joseph Chow

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

China Biologic Products Holdings, Inc. 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing, 100125 People’s Republic of China Tel: 86-10-6598-3111	CBPO Holdings Limited CBPO Group Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands c/o Suite 1008, Two Pacific Place 88 Queensway, Admiralty Hong Kong Tel: +852 3643 0755

Andrew Chan Centurium Capital Management Ltd. Suite 1008, Two Pacific Place 88 Queensway, Admiralty Hong Kong +852 3643 0755	Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong +852 3710 6889

Parfield International Ltd. Unit No. 21E, 21st Floor, United Centre 95 Queensway, Admiralty Hong Kong +852 2122 8902	Richard A. Hornung Hillhouse Capital Advisors, Ltd. 20 Genesis Close George Town, Grand Cayman KY1-1103 Cayman Islands + 345 749 8643	Joseph Chow 18th Floor, Jialong International Building, 19 Chaoyang Park Road Chaoyang District, Beijing 100125 People’s Republic of China +86 (10) 6598-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Howard Zhang, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: (+86) 10 8567 5000

Sarkis Jebejian, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

+1 212 446 4800

Gary Li, Esq.

Xiaoxi Lin, Esq.

Kirkland & Ellis

26th Floor, Gloucester Tower, The
Landmark

15 Queen’s Road Central, Hong Kong

+852 3761 3300

Frank Sun, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912 2512
Christopher H. Cunningham, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104-1158 Phone: +1 (206) 370 7639	Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong +852 3476 9000	Yang Cha, Esq. 18th Floor, Jialong International Building, 19 Chaoyang Park Road Chaoyang District, Beijing 100125 People’s Republic of China +86 (10) 6598 3035

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
US$2,575,765,860	US$286,377.12

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation is calculated based on (i) the purchase by Beachhead Holdings Limited (“Beachhead”) from PW Medtech Group Limited (“PWM”) of 1,000,000 ordinary shares, par value US$0.0001 per share (each, an “Ordinary Share”) of China Biologic Products Holdings, Inc. at US$120.00 per Ordinary Share, (ii) the purchase by Beachhead from Parfield International Ltd. (“Parfield”) and/or Amplewood Resources Ltd. of 700,000 Ordinary Shares at US$120.00 per Ordinary Shares, (iii) the purchase by 2019B Cayman Limited (“2019B Cayman”) from Double Double Holdings Limited (“Double Double”) of 266,533 Ordinary Shares at US$120.00 per Ordinary Share, (iv) the purchase by HH SUM-XXII Holdings Limited from Double Double of 210,876 Ordinary Shares at US$120.00 per Ordinary Share, (v) the purchase by V-Sciences Investments Pte Ltd from Double Double of 250,000 Ordinary Shares at US$120.00 per Ordinary Share, (vi) the purchase by Biomedical Treasure Limited from PWM of 3,750,000 Ordinary Shares at US$120.00 per Ordinary Share, (vii) the purchase by Biomedical Future Limited from PWM of 660,833 Ordinary Shares at US$120.00 per Ordinary Share, (viii) the purchase by 2019B Cayman from PWM of 910,167 Ordinary Shares at US$120.00 per Ordinary Share, (ix) the purchase by Biomedical Development Limited from Double Double of 775,000 Ordinary Shares at US$120.00 per Ordinary Share, (x) the purchase by 2019B Cayman from Parfield of 300,000 Ordinary Shares at US$120.00 per Ordinary Share, and (xi) the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$120.00 for the 12,224,002 issued and outstanding Ordinary Shares subject to the proposed merger of CBPO Group Limited with and into the issuer, plus (b) the product of 30,000 Ordinary Shares underlying outstanding options multiplied by US$110.61 per share (which is the difference between the US$120.00 per share merger consideration and the weighted average exercise price of US$9.39 per share for the options), plus (c) the product of 132,459 Ordinary Shares underlying the restricted share awards multiplied by US$120.00 per share, plus (d) the product of 257,193 Ordinary Shares underlying the restricted share units multiplied by US$120.00 per share.

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Years 2020 and 2021, was calculated by multiplying the applicable portions of the Transaction Valuation by 0.0001298 and 0.0001091, respectively.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: US$286,377.12	Filing Party: Centurium Capital Partners 2018, L.P.
Form or Registration No.: Schedule 13E-3	Date Filed: February 14, 2020, November 10, 2020 and December 18, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 8 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Biologic Products Holdings, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) CBPO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) CBPO Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Beachhead Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Beachhead”); (e) Double Double Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Double Double”); (f) Point Forward Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Point Forward”); (g) Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCP 2018”); (h) Centurium Capital 2018 Co-invest, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCCI 2018”); (i) CCM CB I, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCM CB I” and, together with Beachhead, Double Double, Point Forward, CCP 2018 and CCCI 2018, the “Centurium Filing Persons”); (j) 2019B Cayman Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“2019B Cayman”); (k) CITIC Capital China Partners IV, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCCP IV”); (l) CC China (2019B) L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“CCC Co-Investment” and, together with 2019B Cayman and CCCP IV, the “CITIC Filing Persons”); (m) Parfield International Ltd., a British Virgin Islands company (“Parfield”); (n) Amplewood Resources Ltd., a British Virgin Islands company (“Amplewood”); (o) Marc Chan, a Canadian citizen (together with Parfield and Amplewood, the “Parfield Filing Persons”); (p) HH China Bio Holdings LLC, a Cayman Islands limited liability company (“HH China Bio Holdings”); (q) HH SUM-XXII Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“HH Sum” and, together with HH China Bio Holdings, the “Hillhouse Filing Persons”); (r) Biomedical Treasure Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Biomedical Treasure”); (s) Biomedical Future Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Biomedical Future”); (t) Biomedical Development Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Biomedical Development”); (u) TB MGMT Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“TB MGMT”); (v) TB Executives Unity Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“TB Executives”); (w) TB Innovation Holding Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“TB Innovation”); and (x) Mr. Joseph Chow, a citizen of the United States of America, the chairman of the board of directors and the chief executive officer of the Company (“Mr. Chow” and, together with Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation, collectively, the “Management Filing Persons”).

On November 19, 2020, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with Part XVI of the Companies Act (2021 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (the “surviving company”) and a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, if the merger is completed, at the effective time of the merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$120.00 per share in cash, without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares held by the Company as treasury shares or by any direct or indirect subsidiary of the Company, which will be cancelled and cease to exist without consideration, (b) Ordinary Shares held by Parent or any direct or indirect subsidiary of Parent (including Ordinary Shares to be contributed by the Rollover Securityholders (as defined below) to Parent immediately prior to or at the effective time of the merger pursuant to the Support Agreement (as defined below)), which will be, at Parent’s option, cancelled and cease to exist without consideration or converted into the same number of shares of the surviving company, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Cayman Islands Companies Act (the “Dissenting Shares”), which will be cancelled and cease to exist and each holder thereof will be entitled to receive only the payment of fair value of such Dissenting Shares determined in accordance with Section 238 of the Cayman Islands Companies Act.

In addition, at the effective time of the merger, (a) each option to purchase Ordinary Shares (each, a “Company Option”) issued by the Company pursuant to the Company’s 2008 Equity Incentive Plan or the Company’s 2019 Equity Incentive Plan (collectively, the “Company Share Plans”), whether vested or unvested, that is outstanding, unexercised and not yet expired as of immediately prior to the effective time of the merger will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of US$120.00 over the applicable per share exercise price of such Company Option and (ii) the number of Ordinary Shares underlying such Company Option; (b) each award of restricted Ordinary Shares (each, a “Company Restricted Share Award”) issued by the Company pursuant to any Company Share Plan, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of US$120.00 and the number of Ordinary Shares underlying such Company Restricted Share Award, except that certain Company Restricted Share Awards held by Guangli Pang, Ming Yang, Gang Yang and Bingbing Sun will be contributed to Parent in exchange for shares of Parent; (c) each award of restricted share units (each, a “Company RSU Award”) issued by the Company pursuant to any Company Share Plan that was granted by the Company prior to January 1, 2020 and the Company RSU Awards granted to Yue’e Zhang, Sean Shao, Yungang Lu and Qi Ning on or after January 1, 2020, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of US$120.00 and the number of Ordinary Shares underlying such Company RSU Award, except that the Company RSU Awards granted to Mr. Chow prior to January 1, 2020 will be accelerated immediately prior to the closing of the merger and a portion thereof will be settled in Ordinary Shares and contributed to Parent in exchange for shares of Parent; (d) each unvested Company RSU Award granted on or after January 1, 2020 (other than the Company RSU Awards granted to Yue’e Zhang, Sean Shao, Yungang Lu and Qi Ning) that is outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive an equity-based award to be granted by an exempted company incorporated in the Cayman Islands with limited liability which is or will become one of the direct shareholders of Parent immediately after the closing of the merger, having a substantially equivalent economic value of such Company RSU Award and subject to the same vesting terms and other conditions applicable to such corresponding Company RSU Award, except that the Company RSU Awards granted to Mr. Chow on or after January 1, 2020 will be accelerated immediately prior to the closing of the merger and a portion thereof will be settled in Ordinary Shares and contributed to Parent in exchange for shares of Parent; and (e) each vested Company RSU Award granted on or after January 1, 2020 (other than the Company RSU Awards granted to Mr. Chow) will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of US$120.00 and the number of Ordinary Shares underlying such Company RSU Award.

In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the merger, must be authorized and approved by the affirmative vote of holders of Ordinary Shares representing at least two-thirds of the voting power of the Ordinary Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act. However, the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Ordinary Shares unaffiliated with the buyer consortium consisting of Beachhead, Double Double, Point Forward, Parfield, 2019B Cayman, HH Sum, V-Sciences Investments Pte Ltd, a private limited company incorporated under the laws of Republic of Singapore (“V-Sciences”), Mr. Chow, Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives, TB Innovation, Parent and Merger Sub (the “Buyer Consortium”).

As of the date of this Schedule 13E-3, the Buyer Consortium, Guangli Pang, Ming Yang, Gang Yang, Ming Yin and Bingbing Sun beneficially own in the aggregate 26,724,366 Ordinary Shares, which collectively represent approximately 68.67% of the total issued and outstanding Ordinary Shares. Pursuant to the terms of the voting and support agreement (the “Support Agreement”) dated as of November 19, 2020, by and among Beachhead, Double Double, Point Forward, 2019B Cayman, Parfield, HH Sum, HH China Bio Holdings, V-Sciences, Mr. Chow, Biomedical Treasure, Biomedical Future, Biomedical Development, Guangli Pang, Ming Yang, Gang Yang, Ming Yin, Bingbing Sun (collectively, the “Rollover Securityholders”), Parent, TB MGMT, TB Executives and TB Innovation, each Rollover Securityholder will vote all Ordinary Shares beneficially owned by such Rollover Securityholder in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a copy of which is attached as Exhibit (a)-(1) to this Schedule 13E-3), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the proxy statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has provided any disclosure with respect to any other Filing Person.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management Members of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Ordinary Shares, Dividends and Other Matters—Market Price of the Ordinary Shares”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Ordinary Shares, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Ordinary Shares—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Ordinary Shares”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. China Biologic Products Holdings, Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)(1)	Material Terms—Tender Offers. Not applicable.

(a)(2)	Material Terms—Mergers or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Dissenters’ Rights”

•	“Dissenters’ Rights”

•	“Annex D—Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Shareholders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Ordinary Shares”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—PWM SPA”

•	“Summary Term Sheet—Parfield SPA”

•	“Summary Term Sheet—Centurium SPAs”

•	“Summary Term Sheet—Additional PWM SPAs and PWM Letter Agreements”

•	“Summary Term Sheet—Additional Centurium SPA”

•	“Summary Term Sheet—Additional Parfield SPA and Parfield Letter Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—PWM SPA”

•	“Special Factors—Parfield SPA”

•	“Special Factors—Centurium SPAs”

•	“Special Factors—Additional PWM SPAs and PWM Letter Agreements”

•	“Special Factors—Additional Centurium SPA”

•	“Special Factors—Additional Parfield SPA and Parfield Letter Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—PWM SPA”

•	“Summary Term Sheet—Parfield SPA”

•	“Summary Term Sheet—Centurium SPAs”

•	“Summary Term Sheet—Additional PWM SPAs and PWM Letter Agreements”

•	“Summary Term Sheet—Additional Centurium SPA”

•	“Summary Term Sheet—Additional Parfield SPA and Parfield Letter Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—PWM SPA”

•	“Special Factors—Parfield SPA”

•	“Special Factors—Centurium SPAs”

•	“Special Factors—Additional PWM SPAs and PWM Letter Agreements”

•	“Special Factors—Additional Centurium SPA”

•	“Special Factors—Additional Parfield SPA and Parfield Letter Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—PWM Merger Voting Undertaking”

•	“Summary Term Sheet—PWM SPA”

•	“Summary Term Sheet—Parfield SPA”

•	“Summary Term Sheet—Centurium SPAs”

•	“Summary Term Sheet—Additional PWM SPAs and PWM Letter Agreements”

•	“Summary Term Sheet—Additional Centurium SPA”

•	“Summary Term Sheet—Additional Parfield SPA and Parfield Letter Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—PWM Merger Voting Undertaking”

•	“Special Factors—PWM SPA”

•	“Special Factors—Parfield SPA”

•	“Special Factors—Centurium SPAs”

•	“Special Factors—Additional PWM SPAs and PWM Letter Agreements”

•	“Special Factors—Additional Centurium SPA”

•	“Special Factors—Additional Parfield SPA and Parfield Letter Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Special Factors—Voting by the Buyer Consortium at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Ordinary Shares”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Consortium Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Consortium Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)	-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Consortium Filing Persons as to the Fairness of the Merger”

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Consortium Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC as Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Ordinary Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management Members of the Company”

(b)	Securities Transactions. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Ordinary Shares”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Voting by the Buyer Consortium at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management Members of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Consortium Filing Persons as to the Fairness of the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Consortium Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Support Agreement”

•	“The Extraordinary General Meeting—The Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2019 and 2018 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2019, filed on March 12, 2020 (see page F-1 and following pages).

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated January 25, 2021.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(4)	Press Release issued by the Company, dated November 19, 2020, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on November 19, 2020.

(b)-(1)*†	Margin Loan Facility Agreement, dated as of February 14, 2020, by and between Beachhead and Ping An Bank Co., Ltd. (平安银行股份有限公司), incorporated herein by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(b)-(2)*††	Revolving Facilities Agreement, dated January 16, 2020 by and between CITIC Capital China Partners IV, L.P. as borrower, CCP IV GP Ltd. as general partner and Société Générale, as original lender, incorporated herein by reference to Exhibit 5 to Amendment No. 6 to Schedule 13D filed by the CITIC Filing Persons and other reporting persons therein with the SEC on April 8, 2020.

(b)-(3)*††	On Demand Credit Facility Agreement dated July 28, 2020 between Parfield and JP Morgan Chase Bank N.A. Singapore Branch.

(b)-(4)*	Debt Commitment Letter, dated November 13, 2020, by and among Merger Sub, Ping An Bank Co., Ltd., Shanghai Branch (平安银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 5 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(b)-(5)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by CC China (2019B) L.P., incorporated herein by reference to Exhibit 16 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(b)-(6)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by Biomedical Treasure, incorporated herein by reference to Exhibit 99.21 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(b)-(7)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by Biomedical Future, incorporated herein by reference to Exhibit 99.21 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated November 19, 2020, incorporated herein by reference to Annex C to the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated November 19, 2020.

(d)-(1)*	Proposal from Beachhead, PWM, CCCP IV, Parfield, HH Sum and V-Sciences, dated September 18, 2019.

(d)-(2)*	Consortium Agreement, dated as of September 18, 2019, by and among Beachhead, PWM, CCCP IV, Parfield, HH Sum and V-Sciences.

(d)-(3)*	Amendment No. 1 to Consortium Agreement, dated as of January 23, 2020, by and among Beachhead, Double Double, Point Forward, PWM, CCCP IV, Parfield, HH Sum and V-Sciences.

(d)-(4)*	Share Purchase Agreement, dated as of September 18, 2019, by and between PWM and Beachhead.

(d)-(5)*	Share Purchase Agreement, dated as of September 18, 2019, by and among Parfield, Amplewood and Beachhead.

(d)-(6)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and 2019B Cayman.

(d)-(7)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and HH Sum.

(d)-(8)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and V-Sciences.

(d)-(9)*	Amendment No. 1 to Share Purchase Agreement, dated as of March 17, 2020, by and between PWM and Beachhead, incorporated herein by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(d)-(10)*	Amendment No. 1 to Share Purchase Agreement, dated as of March 17, 2020, by and among Parfield, Amplewood and Beachhead, incorporated herein by reference to Exhibit 3 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(d)-(11)*	Amendment No. 2 to Share Purchase Agreement, dated as of May 5, 2020, by and between PWM and Beachhead, incorporated herein by reference to Exhibit 1 to Amendment No. 12 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on May 7, 2020.

(d)-(12)*	Deed of Adherence, dated as of September 16, 2020, by Mr. Chow. incorporated herein by reference to Exhibit 2 to Amendment No. 13 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on September 17, 2020.

(d)-(13)*	Exclusivity Extension Letter, dated as of September 16, 2020, by and among Beachhead, Double Double, Point Forward, Mr. Chow, PWM, Parfield, CCCP IV, HH Sum and V-Sciences, incorporated herein by reference to Exhibit 1 to Amendment No. 13 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on September 17, 2020.

(d)-(14)*	Deed of Adherence, dated as of October 26, 2020, by Biomedical Treasure, Biomedical Future and Biomedical Development, incorporated herein by reference to Exhibit 1 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(15)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Biomedical Treasure, incorporated herein by reference to Exhibit 17 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(16)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Biomedical Future, incorporated herein by reference to Exhibit 19 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(17)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 18 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(18)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreement dated as of October 26, 2020, between PWM and Biomedical Treasure, incorporated herein by reference to Exhibit 26 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(19)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreement dated as of October 26, 2020, between PWM and Biomedical Future, incorporated herein by reference to Exhibit 28 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(20)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreements, dated as of October 26, 2020, between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 27 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(21)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the Merger, incorporated herein by reference to Exhibit 29 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(22)*	Letter Agreement, dated as of October 26, 2020, by and among PWM, Biomedical Treasure and certain other party, incorporated herein by reference to Exhibit 22 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(23)*	Letter Agreement, dated as of October 26, 2020, by and among PWM, Biomedical Future and certain other party, incorporated herein by reference to Exhibit 24 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(24)*	Letter Agreement, dated as of October 26, 2020, by and between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 23 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(25)*	Assignment and Amendment Agreement, dated as of October 26, 2020, by and among the Company, PWM and Biomedical Treasure in relation to PWM IRA, incorporated herein by reference to Exhibit 20 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(26)*	Assignment and Amendment Agreement, dated as of October 26, 2020, by and among the Company, PWM and Biomedical Future in relation to the PWM IRA, incorporated herein by reference to Exhibit 21 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(27)*	Share Purchase Agreement, dated as of October 26, 2020, by and between Double Double and Biomedical Development, incorporated herein by reference to Exhibit 2 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(28)*	Share Purchase Agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman, incorporated herein by reference to Exhibit 9 to Amendment No. 8 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(29)*	Letter Agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman, incorporated herein by reference to Exhibit 10 to Amendment No. 8 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(30)*	Amendment No. 3 to Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Double Double, incorporated herein by reference to Exhibit 3 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(31)*	Amendment No. 3 to Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Point Forward, incorporated herein by reference to Exhibit 3 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(32)*	Amendment No. 2 to Share Purchase Agreement, dated as of October 26, 2020, by and among Parfield, Amplewood and Point Forward incorporated herein by reference to Exhibit 4 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(33)*	Lachesis Letter Agreement, dated as of September 23, 2020, by and between CC (2019B) GP Ltd and Lachesis Biologics Limited.

(d)-(34)	Agreement and Plan of Merger, dated November 19, 2020, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(35)*	Voting and Support Agreement, dated November 19, 2020, by and among Parent, the Rollover Securityholders, TB MGMT, TB Executives and TB Innovation, incorporated herein by reference to Exhibit 2 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(36)*	Amended and Restated Consortium Agreement, dated November 19, 2020, by and among members of the Buyer Consortium, incorporated herein by reference to Exhibit 3 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(37)*	PWM Merger Voting Undertaking, dated November 19, 2020, from PWM to Parent, incorporated herein by reference to Exhibit 33 to Amendment No. 10 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on November 20, 2020.

(d)-(38)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCP 2018, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(39)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCCI 2018, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(40)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCM CB I, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(41)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCCP IV, incorporated herein by reference to Exhibit 14 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(42)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCC Co-Investment, incorporated herein by reference to Exhibit 15 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(43)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Marc Chan, incorporated herein by reference to Exhibit 99.5 to Amendment No. 6 to Schedule 13D filed by Parfield Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(44)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Hillhouse Capital Investments Fund IV, L.P., incorporated herein by reference to Exhibit 14 to Amendment No. 5 to Schedule 13D filed by Hillhouse Filing Persons and other reporting persons therein with the SEC on November 23, 2020.

(d)-(45)*	Limited Guarantee, dated November 19, 2020, issued and delivered by V-Sciences, incorporated herein by reference to Exhibit 5 to Amendment No. 3 to Schedule 13D filed by V-Sciences and other reporting persons therein with the SEC on November 23, 2020.

(d)-(46)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Treasure, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(47)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Future, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(48)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Development, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the proxy statement.

(g)	Not applicable.

† Confidential treatment has been granted with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

†† Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2021

China Biologic Products Holdings, Inc.

By:	/s/ Sean Shao
Name: Sean Shao
Title: Chairman of the Special Committee

CBPO Holdings Limited

By:	/s/ Hui Li
Name: Hui Li
Title: Director

CBPO Group Limited

By:	/s/ Hui Li
Name: Hui Li
Title: Director

Beachhead Holdings Limited

By:	/s/ Hui Li
Name: Hui Li
Title: Director

Double Double Holdings Limited

By:	/s/ Hui Li
Name: Hui Li
Title: Director

Point Forward Holdings Limited

By:	/s/ Hui Li
Name: Hui Li
Title: Director

Centurium Capital Partners 2018, L.P. By: Centurium Capital Partners 2018 GP Ltd., its general partner
By:	/s/ Hui Li
Name: Hui Li
Title: Director

Centurium Capital 2018 Co-invest, L.P. By: Centurium Capital 2018 SLP-B Ltd., its general partner
By:	/s/ Hui Li
Name: Hui Li
Title: Director

CCM CB I, L.P. By: CCM CB I Limited, its general partner
By:	/s/ Hui Li
Name: Hui Li
Title: Director

2019B Cayman Limited
By:	/s/ Rikizo Matsukawa
Name: Rikizo Matsukawa
Title: Director

CITIC Capital China Partners IV, L.P. By: CCP IV GP Ltd., its general partner
By:	/s/ Rikizo Matsukawa
Name: Rikizo Matsukawa
Title: Director

CC China (2019B) L.P. By: CC (2019B) GP Ltd, its general partner

By:	/s/ Rikizo Matsukawa
Name: Rikizo Matsukawa
Title: Director

Parfield International Ltd.

By:	/s/ Marc Chan
Name: Marc Chan
Title: Director

Amplewood Resources Ltd.

By:	/s/ Marc Chan
Name: Marc Chan
Title: Director

Marc Chan

/s/ Marc Chan

HH China Bio Holdings LLC

By:	/s/ Colm O’Connell
Name: Colm O’Connell
Title: Authorized Signatory

HH SUM-XXII Holdings Limited

By:	/s/ Colm O’Connell
Name: Colm O’Connell
Title: Authorized Signatory

Joseph Chow
/s/ Joseph Chow

Biomedical Treasure Limited

By:	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

Biomedical Future Limited

By:	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

Biomedical Development Limited

By:	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

TB MGMT Holding Company Limited

By:	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

TB Executives Unity Holding Limited

By:	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

TB Innovation Holding Limited

By:	/s/ Joseph Chow
Name: Joseph Chow
Title: Director